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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                            Computer Integration Corp.
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                                 (Name of Issuer)

                                   Common Stock
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                          (Title of Class of Securities)

                                   205171-10-1
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 October 27, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 205171-10-1
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Robert W. Johnson IV
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,349,999
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,349,999
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,349,999
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No. 205171-10-1

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Robert W. Johnson IV for the purpose of reporting his acquisition of shares of common stock, $0.001 par value per share (the "Shares"), of Computer Integration Corp. ("CIC").

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended and supplemented as follows:

     The Shares reported herein as having been acquired by Mr. Johnson were acquired for the aggregate purchase price of $524,998.50. Mr. Johnson purchased such Shares with personal funds.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by CIC, there are 14,034,810 Shares outstanding.

     Mr. Johnson beneficially owns 1,349,999 Shares, or approximately 9.6% of the outstanding Shares.

     (b) Mr. Johnson has sole power to vote, or direct the voting of, and the sole power to dispose or direct the disposition of, the Shares owned by him.

     (c) Since the filing of the Schedule 13D Statement on August 4, 1997, Mr. Johnson purchased 349,999 Shares pursuant to the Stock Purchase Agreement (the "Agreement"), dated October 24, 1997, between Mr. Johnson and RGF Investments, Inc. ("RGF"), at a price of $1.50 per Share. RGF transferred the Shares to Mr. Johnson on October 27, 1997. The Agreement is attached hereto as Exhibit 7.1 and is incorporated herein by reference.

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the terms of the Agreement, RGF agreed not to sell any Shares into the public market through June 30, 1998, other than up to 75,000 Shares on or before March 30, 1998 and an additional 75,000 Shares between April 1, 1998 and June 30, 1998. In addition, RGF granted Mr. Johnson a right of first refusal relating to the latter 75,000 Shares if they are to be sold between June 1, 1998 and June 30, 1998.

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CUSIP No. 205171-10-1

Item 7.   Material to Filed as Exhibits.

     Exhibit 7.1 Stock Purchase Agreement between Robert W. Johnson IV and RFG Investments, Inc. dated October 24, 1997
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CUSIP No. 205171-10-1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: October 31, 1997            /s/ Robert W. Johnson IV
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                                   Robert W. Johnson IV